Mail Stop 0308

      June 9, 2005

Laura L. Ozenberger
Vice President, General Counsel
  and Secretary
Inergy Holdings, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, MO  64112

	Re:	Inergy Holdings, L.P.
      Amendment No. 3 to Registration Statement on Form S-1
      Filed April 29, 2005
      File No. 333-122466
      Amendment No. 4 to Registration Statement on Form S-1
      Filed June 2, 2005
      File No. 333-122466


Dear Ms. Ozenberger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Amendment No. 3 filed April 29, 2005

Item 15. Recent Sales of Unregistered Securities, page II-1

1. Please confirm the following information communicated to us verbally on May 12, 2005. Inergy Holdings, LLC did not have a Board of Directors. Rather, Section 5.1 of the agreement provided that "the business and affairs of the Company shall be managed by the
Voting Member Majority".   The "Voting Member Majority" under the
agreement was held by John Sherman. Because there was no Board of Directors, the terms and approval of any additional equity issuances were within the discretion and authority of the Voting Member Majority, John Sherman. In the ordinary course, additional equity issuances by the LLC were agreed to by John Sherman and reflected in a purchase agreement as well as an amendment to the LLC Agreement specifying the new member`s capital contribution and resulting membership interest. The agreement between John Sherman, the Voting
Member Majority, and David Dehaemers to sell a 0.75% ownership interest in Inergy Holdings, LLC was struck on October 4, 2004.

Form S-1 Amendment No. 4 filed June 2, 2005

Cash Distribution Policy and Restrictions on Distributions, page
38

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA, page 42

2. You include a $50 million reduction due to estimated acquisition capital expenditures in your reconciliation from Estimated Consolidated Adjusted EBITDA to Available Cash at Inergy Holdings. We believe that this line item should be included with a footnote further explaining the line item however no expenditure amount, loan amount received or estimated interest amount paid related to estimated acquisitions should be included in the reconciliation from
Estimated Consolidated Adjusted EBITDA. The footnote should disclose your history of acquisitions, your plans for future acquisitions, your plans for financing the future acquisitions and the fact that your acquisition policy is that all acquisitions are accretive to earnings. Please revise. Please make similar changes as applicable to the Cash Distribution Policy and Restrictions on Distributions section of the filing.

3. Footnote (a) states that Estimated Consolidated Adjusted EBITDA includes (i) your expectation that existing operations will produce approximately $121.3 million of Consolidated Adjusted EBITDA, (ii) an additional $4.0 million of Consolidated EBITDA will be achieved through $10.0 million of growth capital expenditures and (iii) an additional $8.3 million of Consolidated Adjusted EBITDA will be achieved through the acquisition of $50.0 million in retail propane businesses. We do not believe that the $4.0 million and the $8.3 million should be included in your Estimated Consolidated Adjusted EBITDA. Please revise. Please make similar changes as applicable to the Cash Distribution Policy and Restrictions on Distributions section of the filing.

4. We reviewed your response to comment 5 from our letter dated
May
31, 2005 and the revised footnote (c). We would expect the principal maturity table to include principal payments expected to be due on all Inergy, L.P. and Inergy Holdings, L.P. debt as of June 30, 2006.
In this regard we noted that your March 31, 2005 pro forma balance sheet total current and non-current portion of long-term debt totaled
$532,011 and your table in footnote (c) totals $522,378. We understand that principal payments made during the quarter ended June
30, 2005 would cause differences between the pro forma total debt and the total debt disclosed in footnote (k). Please tell us how you reconcile from your footnote (c) to the March 31, 2005 pro forma balance sheet total current and non-current portion of long-term debt.

5. Please revise footnote (e) to explain the reasons for the significant differences between forecasted maintenance capital expenditures and the comparable maintenance capital expenditure amounts disclosed in the Unaudited Pro Forma Consolidated Available
Cash for the twelve months ended September 30, 2004 and March 31, 2005.

6. Please revise footnote (f) to provide a detailed explanation of significant differences between forecasted growth capital expenditures and comparable growth capital expenditure amounts disclosed in the Unaudited Pro Forma Consolidated Available Cash for the twelve months ended September 30, 2004 and March 31, 2005. We noted that footnote (g) of the Unaudited Pro Forma Consolidated Available Cash for the years ended September 30, 2004 and March 31,
2005 table includes some explanation. It does not however state, for example, what total growth capital expenditures associated with capital improvement projects at your West Coast NGL facility were for the twelve months ended March 31, 2005. Please also consider the pro forma adjustment for maintenance and growth capital expenditures of acquisitions and related footnote (h) of the Unaudited Pro Forma Consolidated Available Cash for the years ended September 30, 2004 and March 31, 2005 in your revision.

7. We noted per footnote (j) that you anticipate borrowing $62.7 million necessary for projected $60 million of acquisition and growth capital expenditures and principal payments due of $2.7 million. It appears that only $2.7 million is included in the footnote (c) table.
Please tell us whether the $10 million of debt associated with growth capital expenditures is included in the footnote (c) table and, if not, why not. As is stated above, please revise to exclude $50 million of projected acquisition related debt or advise.

Unaudited Pro Forma Consolidated Available Cash, page 46

8. Excluding the effects of acquisition and growth capital expenditures your estimated Consolidated Adjusted EBITDA is $121.3 million for the twelve months ended June 30, 2006. This twelve months ended June 30, 2006 estimate is based on assumptions such as increased retail gross profit and decreased operating and administrative expenses due to acquisitions as compared to the pro forma twelve months ended September 30, 2004 and March 31, 2005. Your Pro Forma Adjusted EBITDA for the twelve months ended September
30, 2004 and March 31, 2005 totaled $106,419 and $95,666,
respectively. Star Gas was consolidated for the entire quarter ended
March 31, 2005. Given the expected increase in estimated Consolidated Adjusted EBITDA for the twelve months ended June 30, 2006 please tell us and revise to explain why your Pro Forma Adjusted
EBITDA decreased from the twelve months ended September 30, 2004 to the twelve months ended March 31, 2005 considering the fact that Star
Gas was consolidated for the entire quarter ended March 31, 2005.

9. We reviewed your response to comment 5 from our letter dated
May
31, 2005 and the revised footnote (k).  We would expect the
principal
maturity table to include principal payments expected to be due on all Inergy, L.P. and Inergy Holdings, L.P. debt as of March 31, 2005.
In this regard we noted that your March 31, 2005 pro forma balance sheet total current and non-current portion of long-term debt totaled
$532,011 and your table in footnote (k) totals $522,378.   We
understand that principal payments made during the quarter ended
June
30, 2005 would cause differences between the pro forma total debt and the total debt disclosed in footnote (k). Please tell us how you reconcile from your footnote (k) to the March 31, 2005 pro forma balance sheet total current and non-current portion of long-term debt.

Assumptions and Considerations, page 50

10. Please revise to quantify assumptions. For example, quantify the expected reduction in operating expenses as a result of consolidating certain general and administrative functions, replacing your casualty and health insurance contracts and consolidating certain overlapping territories.

11. Please add the assumption that you will be able to finance expected growth capital expenditures.

12. Please add the assumption that you will be able to refinance any debt obligations that come due.

Business, page 80

Recent Developments, page 86

Acquisition Activity, page 86

13. Inergy, L.P. is currently negotiating a purchase and sale agreement with the owners of a natural gas storage facility. Please explain your consideration for inclusion of the financial statements of the potential acquiree. Please explain your analysis of the probability of acquisition. If the acquisition is determined to be probable please provide a summary of your materiality analysis used in the consideration. Refer to Rule 3-05 of Regulation S-X. Please also explain your consideration of this transaction in your "Estimated Cash Available to Pay Distributions Based Upon Estimated
Consolidated Adjusted EBITDA" table on page 42.

Financial Statements

Inergy Holdings, L.P. and Subsidiaries Consolidated Financial
Statements

Report of Independent Registered Accounting Firm, page F-24

14. Please have your auditors update the date of the auditors` report to reflect the restatement as is described in Note 8, or tell us why no such revision is necessary. Refer to AU 561.06a of the AICPA
Professional Standards.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Adam Phippen, Staff Accountant at (202) 551-3336 or in his absence, George Ohsiek, Accounting Branch Chief at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342, David Mittelman, Legal Branch Chief at (202) 551-3214 or me at (202) 551-3720 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director




cc:	David P. Oelman
	Vinson & Elkins, LLP
      Fax:  (713) 615-5861

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Laura L. Ozenberger
Inergy Holdings, L.P.
June 9, 2005
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